

April 28, 2010

W. Pierce Carson
Chief Financial Officer
Santa Fe Gold Corporation
1128 Pennsylvania NE
Albuquerque, NM 87110

> **Re:** **Santa Fe Gold Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 1-12974**

Dear Mr. Carson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director